FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraph 3.63 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that for financial planning purposes Mr PJ Ryan has sold shares pursuant to the exercise of options which has been issued to him. Details of these transactions are set out below:

A.	Nature of Transaction	:	Sale pursuant to the exercise of options
	Transaction Date	:	12 May 2006
	Number of Shares	:	10,000
	Class of Security	:	Ordinary shares
	Average Price per Share	:	R 160.90
	Total Value	:	R1 609 000
	Option Strike Price	:	10 000 options at a strike price of R68.59
	Option Strike Date	:	18 February 2005
Vesting Periods		:	The total share option grant vests upon the first anniversary of the grant date and share options expire no later than 5 years from the grant date.
Nature of Interest		:	Directly beneficial

In terms of paragraph 3.66 of the Listings requirements prior clearance for Mr. PJ Ryan to deal in the above securities has been obtained from the Chairman of the Board of Gold Fields Limited.

12 May 2006
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 23 May 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs